Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Letter 0001/2013/P

São Paulo, January 17, 2013.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPFL Energia, S.A. Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-32297 Response to Staff Comment Letter dated January 3, 2013

Dear Ms. Thompson,

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated January 3, 2013, received by CPFL Energia S.A. (“we” or the “Company”) concerning our annual report on Form 20-F filed with the SEC on March 30, 2012 (the “Form 20-F”).  This letter provides our responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 to 4 and have provided responses immediately below such comments.  All page numbers referred to herein are to the Form 20-F and our consolidated financial statements and all numbers mentioned herein are presented in thousands of Brazilian reais.

SEC Comment No. 1

Consolidated Financial Statements, page F-1

Note 14.4 Business Combination (CPFL Renováveis), page F-34

1. We note your response to comment 3 in our letter dated September 28, 2012 and your disclosure on page F-34 which states that the amount of the consideration transferred in this transaction was R$773,413, which corresponds to the 54.5% of ERSA. Please tell us whether the R$773,413 consideration was in addition to the contribution of SMITA in Stage 3 and whether it was a cash contribution. Please tell us how the R$773,746 was recorded and the basis for your accounting. Also, please tell us how the consideration transferred factors into your accounting for this transaction as a reverse acquisition. Refer to paragraphs B 19 and 20 of IFRS 3.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Response to Comment No. 1

The amount of R$773,413 was not consideration in addition to the contribution of SMITA in Stage 3. The amount of R$773,413 was the total consideration transferred in the business combination.

In order to acquire the control of ERSA (we held 54.5% of ERSA’s voting capital after the transaction), we contributed 100% of our interest in SMITA and made an additional capital contribution directly to ERSA. The fair value of these contributions taken together amounted to R$773,413, which we consider as the total consideration transferred and which equals the consideration received (54.5% of R$1,419,106). No amounts were disbursed directly to ERSA’s previous controlling shareholders.

We controlled SMITA directly before the transaction and, following the transaction, we now control SMITA indirectly (through our control of ERSA). Therefore, we continue to measure the assets and liabilities of SMITA following the acquisition at their carrying amounts immediately before the transaction, as required by IFRS3.38.

However, as a result of the acquisition, we gave up a 45.5% interest in SMITA. We account for this decrease in interest as an equity transaction, in accordance with IAS27.30.

Therefore, we recorded the acquisition as follows:

Identifiable net assets of ERSA	R$1,419,106

NCI	R$1,091,969 (See our response to your comment No. 3 below)

Capital Reserve	R$327,137

In this entry, non-controlling interests (NCI) are calculated as the sum of (i) 45,5% of the fair value of ERSA directly before acquisition, (ii) 45,5% of SMITA at carrying amount directly before acquisition and (iii) 45,5% of the capital contribution made to ERSA (45,5% * (R$1,419,106 + R$596,631 + R$384,196)).

The entry relating to the Capital Reserve consists of the difference between the consideration transferred (the amount corresponding to our former interest in SMITA measured at fair value) and our former interest in SMITA measured at carrying amount directly before the acquisition. (See our response to your comment No. 3 below.) The amount of R$290,898 corresponds to 54.5% of ERSA’s fair value adjustment and the amount of R$36,239 corresponds to the ratio of exchange of interest in the subsidiaries – stage 3)

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Finally, please note that this transaction is a reverse acquisition only from the point of view of the consolidated financial statements of ERSA, which legally acquired our indirect subsidiary SMITA by issuing equity instruments to us. In doing so, however, we acquired the control of ERSA and therefore accounted for the transaction as a normal business combination. ERSA (the legal acquirer) issued new common shares (913,475,299) to us (the legal acquiree). The former shareholders remained with 762,627,779 common shares, corresponding to 45.5% of the combined entity CPFL Renováveis (formerly ERSA).

SEC Comment No. 2

2. We note your disclosure in the second paragraph of this footnote on page F-34 and in your response to comment 5 in our letter dated September 29, 2012 which states that the equity of CPFL Renováveis increased by R$384,196 due to a capital contribution made by CPFL Geração and CPFL Brasil and that this capital contribution was in addition to the R$596,631 of the net equity of SMITA. Please tell us how the R$384,196 capital contribution was recorded and where it is in your table on page F-35.

Response to Comment No. 2

The R$384,196 capital increase was recorded directly in CPFL Renováveis’ equity at the same time that SMITA was acquired by ERSA and we acquired the control of ERSA, as follows:

Debit: Cash (assets)

Credit: Capital (equity)

CPFL Renováveis issued 180,334,222 new common shares to CPFL Geração and CPFL Brasil at a price of R$ 2.130470 per share.  The cash proceeds were used to fund a portion of the investment in ERSA, which is recorded as a consolidated subsidiary.

For clarity, we set forth the capital increase separately on the table below1, which shows the impact of the reverse acquisition.

1The capital increase  was shown together with ERSA’s numbers on page F-35.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

	SMITA	ERSA	Capital Increase	Subtotal	Fair value - ERSA	CPFL Renováveis
ASSETS
Current assets
Cash and cash equivalents	182,270	284,511	384,196	850,977	-	850,977
Other	21,305	34,298	-	55,603	-	55,603
Total current assets	203,575	318,809	384,196	906,580	-	906,580
Noncurrent assets
Property, Plant and Equipment	760,260	956,444	-	1,716,704	-	1,716,704
Intangible assets - Concession rights	44,600	32,916	-	77,516	1,113,544	1,191,060
Intangible - goodwill	-	200,052	-	200,052	(200,052)	-
Other	70,830	12	-	70,842	-	70,842
Total noncurrent assets	875,690	1,189,424	-	2,065,114	913,492	2,978,606
Total assets	1,079,265	1,508,233	384,196	2,971,694	913,492	3,885,186

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and Financing	53,964	22,020	-	75,984	-	75,984
Other	28,502	57,185	-	85,687	1,129	86,816
Total current liabilities	82,466	79,205	-	161,671	1,129	162,800
Noncurrent liabilities
Loans and Financing	367,380	467,170	-	834,551	-	834,551
Deferred tax debits	32,785	-	-	32,785	378,606	411,391
Other	3	76,508	-	76,511	-	76,511
Total noncurrent liabilities	400,168	543,678	-	943,846	378,606	1,322,453
SHAREHOLDERS' EQUITY	596,631	885,350	384,196	1,866,177	533,757	2,399,933
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,079,265	1,508,233	384,196	2,971,694	913,492	3,885,186

SEC Comment No. 3

3. Please reconcile the amounts disclosed in Note 14.4 for this transaction to amounts presented in your Statement of Stockholders’ Equity under the caption “Business Combination – CPFL Renováveis”.

Response to Comment No. 3

Reconciliation – Business Combination CPFL Renovaveis – Capital Reserve on Statement of Shareholders’ Equity
54.5% of ERSA’s fair value adjustment (Page F-34)	290,898
Ratio of exchange of interest of subsidiaries in CPFL Renovaveis (Page F-34)	(60,957)
Ratio of exchange of interest of subsidiaries in CPFL Renovaveis – stage 3 (Page F-9 / Note 1.1)	36,239
Ratio of exchange of interest of subsidiaries in CPFL Renovaveis – stage 4 (Page F-10 / Note 1.1)	(97,196)
Subtotal	229,941

Reconciliation – Business Combinattion CPFL Renovaveis – Noncontrolling shareholders’ interest on Statement of Shareholders’ Equity
NCI’s interest on transaction date (Page F-35)	1,091,969	(1)
Loss of NCI’s interest in CPFL Renovaveis due to capital interest on December 2012 (Page F-35 / Note 14.4.1)	(206,502)	(2)
NCI’s gain due to capital increase of CPFL Renovaveis to acquire Jantus on December 2012 (Page F-35 / Note 14.4.1)	303.697	(3)
Other	(4,634)
Subtotal	1,184,530

Total – Business Combination CPFL Renovaveis	1,414,471

(1)	Corresponds to 45.5% of R$2,399,933 (Shareholder’s equity at acquisition date).

(2)
Corresponds to the reduction of NCI’s interest due to CPFL’s capital increase in CPFL Renováveis, which took place in December 2011 (45.5% - 37% = 8.5%). CPFL Renováveis’ Shareholders’ Equity was R$2,399,933 and accumulated profit and loss (August 2011 to November 2011) was R$29,504. Therefore, R$2,399,933 + R$29,504 = R$2,429,437 * 8.5% = R$206,502.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

(3)
Due to the capital increase of CPFL Renováveis that took place in December 2011, there was a gain on NCI equivalent to its interest. The capital increase amounted to R$820,803 * 37% = R$303,697, which was accounted for as a shareholders transaction, in accordance with IAS27.30.

SEC Comment No. 4

4. We note your response to comment 7 in our letter dated September 28, 2012. In your response you state that the put option’s terms provide that the non-controlling shareholders have the right to put their shares in CPFL Renováveis to you in exchange for shares of CPFL Energy in the event you do not carry out an IPO of CPFL Renováveis by August 24, 2013. We also note that you have the sole discretion to choose whether to buy the shares by paying in cash, issuing your own shares or a combination of both. We further note that you did not recognize a financial liability since you hold the option to settle the obligation to buy the shares with your own equity instruments. Also, based on your description, the number of shares that you would have to issue to satisfy the terms of the put option are not fixed but will be determined based on the fair values of each share of CPFL Renováveis and each share of CPFL Energy at the time the put option is exercised. We have the following comments:

•
Please tell us whether you determined that the put option is a financial liability and if so, whether it meets the criteria in subparagraph (b)(i) or (b)(ii) of the definition of a financial liability in paragraph 11 of IAS 32, or, whether you determined that it is an equity instrument pursuant to paragraph 16 of IAS 32. Please be detailed in your response. If you have determined that the put option meets the definition of a financial liability, please tell us whether it meets the criteria in paragraphs 16A and 16B or 16C and 16D of IAS 32 and is classified as an equity instrument on that basis. If you believe that these criteria have been met, please provide us with your analysis of how each criterion has been satisfied.

•
Your response states that the put option is not considered a derivative within the definition of IAS 39 since the exercise price of the option is fair value and it is not leveraged and its fair value would always be zero. Please further explain what is meant by this sentence. In doing so, please tell us the terms by which you are obligated to acquire the interests of the non-controlling shareholders if CPFL Renováveis fails to complete the IPO by August 24, 2013. Please provide us with a detailed analysis as to why you do not believe the put option is a derivative. Refer to paragraph 9 of IAS 39.

•	Please tell us what consideration you gave to the variable and potentially unlimited number of shares to be issued to satisfy the put option in your analysis of whether the put option is a derivative.

•	Please also refer to paragraphs 17 through 27 of IAS 32 and tell us the consideration you gave to the guidance contained therein.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Response to Comment No. 4

IAS32.23 requires an entity to recognize a financial liability for the present value of the redemption amount for any contract that contains an obligation for an entity to purchase its own equity instruments. As NCI are considered part of the equity of an entity under IFRS, also the requirement to repurchase the shares of a subsidiary from NCI holders would require recognition of such liability on the terms mentioned above. However, IAS32.23 also states that a financial liability should only be recognized in case the purchase is for cash or another financial asset. As it is, an equity instrument of the entity is not cash or another financial asset of the entity. Therefore, IAS32.23 does not require a financial liability to be recognized.

Because we have the option to settle the written put either in cash or in our own shares, it is entirely under our control whether to pay for NCI in our own shares.

With respect to the classification of the instrument, please note that IAS39.9 defines a derivative as a financial instrument or other contract within the scope of IAS39 with all three of the following characteristics:

a)      Its value changes in response to the change of a specified underlying (abbreviated version of the words of the standard);

b)      It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have similar response to changes in market factors; and

c)      It is settled at a future date.

The written put option that the NCI holders have against CPFL is settled at fair value or, in other words, the value of the put option does not change according to the value of the underlying (the instrument is not leveraged). Therefore, the written put option does not necessarily meet the criteria “a” of the definition of a derivative as defined by IAS39 and would have a value tending towards zero.

However, were the option to be considered a non-derivate financial liability, then the present value to the net future cash flow is also close to zero (the instrument exchanges NCI at fair value at the settlement date for CPFL instruments at their fair value at the settlement date). As no value was received for the original option and the value of the instruments tends towards zero, the classification of the instrument is therefore not relevant.

Finally, as the NCI instruments themselves do not contain a contractual obligation for the issuer to repurchase or redeem the instrument for cash or another financial asset upon the exercise of the put option, the NCI instruments do not meet the criteria to be a puttable instrument, therefore the paragraphs 16A-D are not applicable.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

* * * *

We hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F be directed to the following at all times:

Wilson Ferreira Junior
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704
Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200
Fax: 55.11.3702.2224

Lorival Nogueira Luz Junior
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704
Fax: 55.19.3756.8075

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email: rellison@shearman.com).

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Sincerely,

/s/ Wilson Ferreira Junior
CPFL Energia S.A.
Name: Wilson Ferreira Junior
Title: Chief Executive Officer

/s/ Lorival Nogueira Luz Junior
CPFL Energia S.A.
Name: Lorival Nogueira Luz Junior
Title: Chief Financial Officer

cc:	Sondra Snyder, Staff Accountant, Division of Corporation Finance Yong Kim, Staff Accountant, Division of Corporation Finance Securities and Exchange Commission